  C21 INVESTMENTS INC.

Management's Discussion and Analysis For the three and six months ended July 31, 2021 (Expressed in U.S. Dollars)

GENERAL

This Management’s Discussion and Analysis (“MDA”) is prepared as of September 28, 2021, and covers the operations of C21 Investments Inc. (“C21” or the “Company” or “we”) and its wholly owned subsidiaries for the three and six months ended July 31, 2021. This MDA should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three and six months ended July 31, 2021. The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Financial information presented in this MDA is presented in United States dollars ("$" or "US$"), unless otherwise indicated.

C21 is publicly listed on the Canadian Securities Exchange (“CSE”) under the symbol CXXI and on the OTCQX Best Market under the Symbol CXXIF.

Continuous disclosure and additional information is available on the Company website at www.cxxi.ca or on SEDAR at www.sedar.com

UNITED STATES LEGAL CANNABIS INDUSTRY

The Company operates in the cannabis industry and its operations are located in the United States. Cannabis operations are regulated at the state level. While the Company's operations are legal in the states in which it operates, on a Federal level in the United States, cannabis is not legal. Please refer to the Company's MDA for the years ended January 31, 2021 and 2020 for detailed disclosure in this regard.

COVID-19 GLOBAL PANDEMIC

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. While the ultimate severity of the outbreak and its impact on the economic environment remains uncertain, the Company is monitoring this closely. The Company's priority during the COVID-19 pandemic is the protection and safety of its employees and customers and it is following the recommended guidelines of applicable government and health authorities. Despite being deemed as an essential retailer in its core markets, the Company has experienced a negative impact on sales in certain markets.

The Company takes all reasonable steps to ensure staff are appropriately informed and trained to promote a culture of health, safety, and continuous improvement, especially during these difficult times for public health and safety due to the COVID-19 pandemic. Wherever possible, the Company will continue to adopt generally accepted health and safety best practices from non-cannabis-related industries and follows all health and safety guidelines issued by the United States Centers for Disease Control and all orders from relevant provincial, state and local jurisdictions and authorities.

P. 2

DESCRIPTION OF BUSINESS

The Company is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues together with high-growth potential, multi-market branded consumer packaged goods (“CPG”).

Between January 2018 and May 2019, C21 acquired five US-based cannabis businesses, one in Nevada and four in Oregon. Our branded CPGs include Phantom Farms and Hood Oil, both produced in-house in both Nevada and Oregon. Due to the state-by-state regulations of the legal US cannabis industry, there is no ability to move cannabis product across state borders, therefore production in one state must be sold in that same state.

Strategic Focus and Growth

Our flagship operation in Reno, Nevada under the Silver State Relief brand continues its strong financial performance generating healthy cash flow and satisfied customers. Building around this strong core we have accomplished much in the past 12 months.

The Company has optimized its Oregon operations, including:

- Shedding non-core assets, including the April 2021 sale of its Portland wholesale, processing and dispensary assets;

- Consolidating production, processing and wholesale operations into two general locations in Central and Southern Oregon; and

- Placing the remaining Oregon assets into management agreements to eliminate costs and facilitate future sale agreements.

The Company has strengthened our financial position by:

- Terming out the remaining balance on the $30 million secured promissory note for a period of 30 months; and

- Entering into a debenture backstop agreement, relieving the Company of the obligation to repay the outstanding convertible debentures totaling $6.6 million due on December 31, 2020 and January 30, 2021, which resulted in substantially all the outstanding convertible debentures converting into common shares.

The Company's strategic Initiatives over the next 12 months include extending our Nevada retail footprint where we have a proven track record of success, targeting $100 million of annual revenue, continuing our disciplined approach to growth and financing, and internally producing product to expand our Nevada retail footprint, which includes the expansion of our Nevada cultivation operations.

The Nevada cultivation expansion is currently underway at a total cost of $7 million dollars (Phase 1 and Phase 2), $2.4 million dollars for Phase 1, which is completed and we are expecting the first harvest in October 2021. The total expansion will triple our annual production capacity to 10,000 pounds of high-quality flower, leaving a remaining 40% of our existing facility to be utilized for future expansion, and ensure increased margins as new Nevada retail comes online.

P. 3

Financial Highlights

Select data for C21			Quarters ending
	31-Jul-21	30-Apr-21	Jan 31, 2021	31-Oct-20	31-Jul-20

Revenue	$8,975,731	$9,150,268	$9,145,984	$9,469,199	$9,366,279
Cash SG&A expenses	1,794,836	1,750,136	1,947,934	1,725,322	1,623,573
Net income (loss) for the period	3,654,832	4,371,225	(6,581,640)	1,903,769	(38,183)

Income from operations	2,188,189	2,458,964	3,019,987	2,160,501	1,747,223
Adjusted EBITDA ***	2,799,812	2,599,343	2,890,480	2,731,927	3,110,138

Cash	4,206,916	6,124,016	6,237,182	3,402,871	2,709,090
Working capital deficit	(1,290,702)	(342,356)	(144,720)	(24,335,811)	(27,404,766)

***Adjusted EBITDA is a non-IFRS financial measure, and as such there is no standardized definition for the term. The Company's adjusted EBITDA included above is unlikely to be comparable to similar measures presented by other issuers. See "Non-IFRS measures" below for additional information.

Sequential Revenue for Q2 is down 2% due to lower sales in Nevada (down 2%). The State of Nevada public records show that cannabis sales in the State fell 6% from April 2021 to June 2021. This is believed to be due to more distributed customer discretionary spending while pandemic restrictions and stimulus eased.

Cash SG&A expenses are selling, general and administration expenses, but exclude the non-cash costs of depreciation/amortization and share based compensation. These costs remain stable.

Net income for the period of $3.7 million, impacted by non-cash items, the largest is the change in fair value of derivative liabilities, which was a gain of $2.7 million for the quarter, discussed below.

Slight increase in the working capital deficit is mainly caused by capital spending on the expansion of the Nevada cultivation operations (increase in long term assets), somewhat offset by cash created from operations.

Summary of Quarterly results

The following table presents selected financial information for the most recently prepared quarters:

SUMMARY OF QUARTERLY RESULTS

	31-Jul-21	30-Apr-21	31-Jan-21	31-Oct-20
Total assets	$66,535,211	$67,918,505	$68,809,509	$59,984,843
Working capital (deficiency)	$(1,290,702)	$(342,356)	$(144,720)	$(24,335,811)
Shareholders' equity (deficiency)	$33,502,625	$29,761,816	$25,338,501	$17,416,199
Revenue	$8,975,731	$9,150,268	$9,145,984	$9,469,199
Net income (loss)	$3,654,832	$4,371,225	$(6,106,017)	$2,303,069
Net income (loss) per share	0.03	0.03	(0.06)	0.01
	31-Jul-20	30-Apr-20	31-Jan-20	31-Oct-19
Total assets	$60,573,493	$59,453,124	$61,450,085	$88,350,852
Working capital (deficiency)	$(27,404,766)	$(27,125,130)	$(26,954,549)	$(22,183,831)
Shareholders' equity (deficiency)	$14,932,563	$14,339,866	$13,579,554	$30,770,235
Revenue	$9,366,279	$8,145,824	$9,512,225	$10,576,555
Net income (loss)	$(38,183)	$(1,789,263)	$(21,307,833)	$(5,155,945)
Net income (loss) per share	(0.00)	(0.02)	(0.25)	(0.06)

P. 4

Financial Highlights

Summary derived from the Interim Condensed Consolidated Financial Statements

PROFIT AND LOSS	3 months ended July 31,		6 months ended July 31,
	2021	2020	2021	2020
Revenue	$8,975,731	$9,366,279	$18,125,999	$17,512,103
Inventory expensed to cost of sales	4,281,788	4,608,611	8,982,626	9,845,865
Net FV adjustments	152,376	752,779	(231,620)	423,833
Gross profit	4,541,567	4,004,889	9,374,993	7,242,405
	51%	43%	52%	41%
Expenses
General and administration	1,757,801	1,592,570	3,465,385	3,359,099
Sales, marketing, and promotion	37,035	31,003	79,587	105,866
Depreciation and amortization	446,087	607,042	928,697	1,095,994
Inventory impairment	-	65,228	-	342,048
Share based compensation	112,455	27,051	254,171	62,801
Total expenses	2,353,378	2,322,894	4,727,840	4,965,808

Income from operations	2,188,189	1,681,995	4,647,153	2,276,597
Other items
Interest expense	(400,212)	(610,394)	(829,480)	(1,387,614)
Accretion expense	(10,629)	(99,552)	(31,836)	(194,271)
Other Income (loss)	54,179	13,750	125,178	31,589
Acquisition reorganization costs	-	(4,062)	-	(1,208,639)
Gain on sale of assets	-	-	375,912	-
Change in fair value of derivative liabilities	2,668,215	-	5,384,937	264,802
Income (loss) before income taxes	4,499,742	981,737	9,671,864	(217,536)
Current income tax expense	(844,910)	(1,019,920)	(1,645,807)	(1,609,910)
Net income (loss)	$3,654,832	(38,183)	8,026,057	(1,827,446)
Other comprehensive income
Cumulative translation adjustment	(414,366)	366,864	(432,006)	496,336
Income (loss) and comprehensive income (loss) for the period	3,240,466	328,681	7,594,051	(1,331,110)

"Revenue" in the quarter ending July 31, 2021 was down 4% versus prior year Q2, due to a drop in revenue in our Oregon operations; Nevada revenues increased by one half of 1% over the same period. For the six months ended July 31, 2021, Revenues are up 3% over the prior year.

"Gross profit" rose in the current quarter to 51% versus 43% prior year Q2.

Expenses

"General and administration" expenses remain steady at $1,757,801 (Sequentially versus Q1 - $1,750,135). The largest item included in this category are Salaries and wages, which remained steady ($820,676 vs $794,173).

"Depreciation and amortization" include provisions for fixed assets, intangibles and amortization of right-of-use assets (leases of buildings, warehouses and offices). The total depreciation and amortization during Q2 is $694,773, of which $446,087 is included in expenses, with the remainder of $248,686 included in Inventory and therefore is included as part of 'Inventory expensed to cost of Sales'.

P. 5

 "Share based compensation" is a non-cash item and reflects the issuance of stock options to employees and officers and directors.

"Interest expenses" declined from $610,394 in the prior year Q2 to $400,212 in the current Q2. This reflects the effect of two short term liabilities being reduced over the past 12 months. A Promissory note bearing interest at 9.5% has been paid down from $17,600,000 to $11,146,667. Convertible debentures outstanding at prior year Q2 of $6,941,921 and bearing interest at 10% per annum were all converted to common shares or repaid just prior to Jan 31, 2021.

"Change in fair value of derivative liabilities" is a periodic revaluation of the earn out shares outstanding to vendors of businesses purchased by the Company. These earn out shares are revalued using a Monte Carlo simulation. The fair value of this liability will increase with an increase in the stock price of the Company and vice- versa. The change in fair value must be recorded through the Companies profit or loss statement. As a result, a share price decrease period over period, will result in a gain, and an increase in net income. The change in fair value of $2.7m in Q2 and $5.4m YTD is due to a fall in the company's share price since Jan 31, 2021.

"Other comprehensive income (loss)", specifically the cumulative translation adjustment, comes about in IFRS when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from translation of the C$ amounts to US$ (which is our reporting currency).

After Tax Operating Cash Flow

Included in the Financial Statements for July 31, 2021 is the "Statement of Cash Flows." In this statement is "Cash provided by Operating activities," which includes working capital changes. Some of these working capital changes relate to the timing of payments and not cash generated by the day-to-day operations during a particular period.

Income taxes has an outsized effect on the finances of US cannabis companies due to the application of U.S. Internal Revenue Code (the "Code"), Section 280E, which denies most deductions except for cost of goods sold. In general, U.S. federal income taxes cost the Company about 20% of its gross profit.

Below we itemize cash provided by operating activities, before working capital changes, and after current income tax expense. The tax figure below represents current income taxes. We note that some analysts have started calculating similar numbers in the cannabis sector and calling it Operating Cash Flow and After tax Operating Cash Flow (see Non-IFRS Measures above).

After tax operating cash flow	6 months ended	6 months ended
	31-Jul-21	31-Jul-20

From the Statement of Cash Flows
Cash provided by operating activities	4,512,995	5,601,408
add back :
changes in non-cash working capital items	1,760,197	(551,130
Operating Cash Flow (OCF)	6,273,192	5,050,278
Deduct: Income tax expense	(1,645,807)	(1,019,920)
After tax operating cash flow (ATOCF)	4,627,385	4,030,358

OCF Margin/Sales%	34.6%	28.8%
ATOCF Margin/Sales %	25.5%	23.0%
ATOCF per average shares o/s, C$	$0.05	$0.05

P. 6

Non-IFRS Measures

Adjusted EBITDA

"Adjusted EBITDA" and "After tax operating cash flow" are both supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization (excluding rent classified as lease amortization), income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes fair value adjustments, accretion, impairment charges, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" and "After tax operating cash flow" because its management believes these are useful measures for investors when assessing and considering the Company's continuing operations and prospects for the future. Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies. "Adjusted EBITDA" and "After tax operating cash flow" are not measures of performance calculated in accordance with IFRS, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with IFRS. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs. Figures have been restated to match current presentation.

Adjusted EBITDA below has been restated to more align with other issuers in the industry. This includes a broader disclosure of the costs making up this calculation to enable users to compare performance. Interest expense includes interest costs arising from IFRS recording of Right of Use (ROU) assets and totals for the 3 months ended July 31, 2021- $99,295 and July 31, 2020- $23,957; and 6 months ending July 31, 2021 - $199,246 and July 31, 2020- $44,497. These have not been adjusted in this calculation below.

ADJUSTED EBITDA (with historical periods restated)
	Three months ended July 31		Six months ended
	2022	2021	2022	2021
Income from operations	$2,188,189	$1,681,995	$4,647,153	$2,276,597

Net impact, fair value on biological assets	152,376	752,779	(231,620)	423,833
Depreciation and amortization	446,087	607,042	928,697	1,095,994
Depreciation & amortization included in COGS	82,818	52,044	158,272	104,603
ROU amortization & interest included in COGS	293,540	325,838	587,985	511,069
Share based compensation	112,455	27,051	254,171	62,801
Inventory impairment	-	65,228	-	342,048
Adjusted EBITDA	$3,275,465	$3,511,977	$6,344,658	$4,816,945

P. 7

NEVADA

The Company acquired Silver State Relief and Silver State Cultivation on January 1, 2019. The Nevada business operates in Sparks and Fernley, Nevada, and is the flagship operation of C21. The Silver State Relief dispensary in Sparks, Nevada was the first dispensary in Nevada and opened in July 2015 selling medical cannabis. In July 2017, the sale of recreational cannabis commenced, and in January 2019 a second dispensary location was opened in Fernley, Nevada. Silver State operates indoor cultivation and processing which produces our own retail products for sale in our two dispensaries. We lease 104,075 sq ft in a warehouse separate from the dispensaries, this lease includes an option to buy the whole 158,000 sq ft warehouse. Construction of the indoor grow rooms commenced in 2015 with an initial 7 grow rooms. Today there is 17 grow rooms producing approximately 5,000 pounds of biomass, flower ~3,450 pounds, and trim ~1,550 pounds which is primarily sold within the Company's Silver State Relief dispensaries, with an expansion underway for both retail and wholesale distribution under the Silver State and partner brands.

Almost all this production is sold through the two Silver State dispensaries. Excess production is sold into the wholesale market. Wholesale sales amounted to $0.6 million in sales during the year ended January 31, 2021. Silver State had total sales of $33.5 million during the year ended January 31,2021. Hood Oil and Phantom Farms brands are two of the brands purchased via the Oregon acquisitions by the Company. Commencing in the second half of 2019, we started to manufacture and package these branded products at Silver State. These brands now make up two of the three largest selling brands in our dispensaries.

Our two dispensaries, the 8,000-square foot retail dispensary in Sparks and the 6,000-square foot dispensary located in Fernley, collectively serviced a total of more than 280,000 recreational and medical cannabis customers during the six months ended July 31, 2021, with over 700 SKUs in each store.

Consistent quality, market-leading pricing, and superior customer service translate to industry-leading sales per square foot ($6,316/sq. ft. for the six months ending July 31, 2021). Likewise, because of its substantial purchasing leverage, Silver State consistently offers customers among the lowest prices within the state.

The Sparks dispensary captured 16.5% of Washoe County, Nevada sales during the six months to June 30, 2021 (the latest available data from the State of Nevada). The two dispensaries captured 3.2% of Nevada cannabis sales during the same period.

Nevada Dispensary Statistics

The table below highlights two metrics for dispensary performance, the average dollars spent by customers in our stores ($/transaction) and the average sales per day (Sales $000/day).

	FY-2022		Year ended January 31, 2021			Year ended
	Q2	Q1	Q4	Q3	Q2	Q1	Q4

$/transaction	$59.9	$61.6	$59.7	$57.2	$63.3	$61.7	$47.3

Sales $000/day	$91.4	$98.6	$95.2	$96.5	$92.7	$76.8	$87.4

The current drop in our sales metrics since April 2021 is similar to industry trends; the State of Nevada has reported a 6% drop in cannabis sales from April to June 2021 (the last month for which data is available), and other Western USA states have seen similar drops. This reflects more distributed customer discretionary spending while pandemic restrictions and stimulus eased.

P. 8

Review of the historical $/transaction in the table above shows the effects of the pandemic restrictions. Prior to the restrictions, the dispensaries averaged just under $50/transaction.

With the delivery only pandemic restrictions starting in mid-March 2020, spending shot up over $150/transaction on some days. Customers were increasing their spend due to uncertainty of supply. As customers became more comfortable with the restrictions this number has receded. Pandemic restrictions have ended in the dispensaries, except a requirement to wear a mask if staff or customers are not vaccinated.

Currently, delivery and curbside pick-up account for about 21% of transactions and 24% of revenue.

We can see the Nevada dispensary record daily sales for the Q1 of $98,600/day and a monthly sales record in March 2021 of $102,300/day. Sales and transactions fell in Q2 which is consistent with the Nevada government statistics which show a drop of 6% in sales from April to June 2021.

In tandem with the Q2 drop in sales volumes, adjustments were made to both FV and US GAAP costs that averaged 4% which can be seen in the Q2 increase in Cost of Sales.

NEVADA Income from operations	Q2	Q1	Q4	Q3	Q2
	31-Jul-21	30-Apr-21	31-Jan-21	31-Oct-20	31-Jul-20
Revenue	$8,592,872	8,797,350	8,811,046	8,994,301	8,547,532
Cost of Sales	4,247,586	3,981,627	4,244,900	4,061,728	3,901,953
Gross Margin before undernoted	4,345,286	4,815,723	4,566,146	4,932,573	4,645,579
	51%	55%	52%	55%	54%

Realized fair value adj. biological assets	746,050	1,179,663	1,963,444	1,443,865	3,297,236
Unrealized fair value adj. biological assets	(766,965)	(1,641,861)	(2,437,330)	(1,952,984)	(2,698,117)
Gross profit	4,366,201	5,277,921	5,040,032	5,441,692	4,046,460
	51%	60%	57%	61%	47%

Expenses

General and administration	1,016,288	948,115	934,536	916,937	940,356
Sales, marketing, and promotion	11,795	15,997	27,741	21,628	29,989
Depreciation and amortization	402,066	401,922	373,738	429,099	431,124
Total expenses	1,430,149	1,366,034	1,336,015	1,367,664	1,401,469

Income from operations	2,936,052	3,911,887	3,704,017	4,074,028	2,644,991
	34%	44%	42%	45%	31%

Above is derived from the quarterly segmented reporting, a summary of the last five quarters for Nevada operations. Consistent profitability is seen with the Gross profit and Income from operations.

P. 9

OREGON

Our restructured Oregon business now operates from the Phantom Farms locations in Central and Southern Oregon. We operate outdoor and greenhouse active canopy totaling 80,000 square feet. We also operate a 7,700 square indoor foot grow facility with three grow rooms and a 5,600 square foot warehouse facility which includes an extraction facility and wholesale distribution. The Company has a total cultivation capacity of approximately 5,100 pounds of cannabis which produces "A" grade Phantom flower and extracts the remainder of its biomass in its CO2 extraction facility.

Divestment of non-core Oregon assets

On January 7, 2021, the Company announced a definitive agreement to sell select non-core Oregon assets for $1.3 million. After approval by the Oregon Liquor Control Commission to the transfer of the licenses the sale was closed on April 23, 2021. This sale included the Company's Portland processing and dispensary licenses, some processing equipment, one brand, and the assumption by the buyer of two building leases.

One Oregon location remains under third-party management pursuant to management agreements which commenced June 15, 2020 whereby the management company has assumed all leasehold liabilities and costs at the facility.

CONTRACTUAL OBLIGATIONS

The following table includes the Company's obligations to make future payments for each of the next five years that represent contracts and other commitments that are known and committed:

CONTRACTUAL OBLIGATIONS

	Carrying amount	Contractual cash flows	Under 1 year	1-3 years	3-5 years	More than 5 years
As at July 31, 2021
Trade and other payables	$2,345,720	$2,345,720	$2,345,720	$-	$-	$-
Finance lease payments (1)	9,917,056	16,919,090	1,449,192	2,895,277	2,708,466	9,847,981
Convertible debt (2)	1,317,694	1,317,694	1,317,694	-	-	-
Notes and other borrowings (3)	11,625,965	11,625,965	6,114,444	5,157,768	91,101	390,978
Total	$25,206,435	$32,208,469	$11,227,050	$8,053,045	$2,799,567	$10,238,959

(1) Amounts in the table reflect minimum payments due for the Company's leased facilities and certain leased equipment under various lease agreements and purchase agreements.

(2) Amounts in the table reflect the contractually required principal payments payable under a convertible promissory note agreement.

(3) Amounts in the table reflect the contractually required principal payments payable under a promissory note issued to the vendor that sold Silver State to the Company, and miscellaneous debt.

P. 10

ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

Regarding the Oregon and British Columbia claims and cross-claims between the Company and Proudest Monkey Holdings, LLC ("PMH") and its current owners (the former owners of Eco Firma Farms LLC ("EFF")), the parties attempted to settle all of the claims through voluntary mediation in July 2021, but the mediation was unsuccessful.

For a summary of the current legal proceedings, please refer to the Company's MD&A for the years ended January 31, 2021 and 2020 for detailed disclosure in this regard.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this report, the Company has not entered into any off-balance sheet arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company's authorized share capital consists of an unlimited number of common shares without par value. As of July 31, 2021, there were:

- 118,747,814 common shares issued and outstanding,

- 5,615,000 options outstanding to purchase common shares of which 4,261,667 had vested,

- 3,240,000 warrants outstanding to purchase common shares,

- no RSUs outstanding to purchase common shares.

As of September 28, 2021 (the date of this report) there were:

- 118,747,814 common shares issued and outstanding,

- 5,615,000 options outstanding to purchase common shares

- 3,240,000 warrants outstanding to purchase common shares,

- no RSUs outstanding to purchase common shares.

Some of the warrants have a 'cashless' feature allowing them to be exercised on a net basis with no cash received by the Company. As of the date of this report, there are 3,240,000 warrants outstanding and presented on a cashless basis, there are 1,540,000 warrants outstanding. On June 17, 2021, C21 issued 1,214,080 common shares pursuant to a 'cashless exercise' of 4,160,000 warrants.

As of September 28, 2021 (the date of this report) the Company had the following securities outstanding:

Type of Security	Number outstanding
Common Shares	118,747,814
Stock Options	5,615,000
Warrants	3,240,000
Acquisition shares	793,093
128,395,907

P. 11

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's financial statements and the other financial information included in this MDA are the responsibility of the Company's management and have been examined and approved by the Board. The accompanying audited financial statements are prepared by management in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, and include certain amounts based on management's best estimates using careful judgment. The selection of accounting principles and methods is management's responsibility.

Management recognizes its responsibility for conducting the Company's affairs in a manner that complies with the requirements of applicable laws and established financial standards and principles and maintains proper standards of conduct in its activities. The Board supervises the financial statements and other financial information through its audit committee, which is comprised of a majority of non-management directors.

The audit committee's role is to examine the financial statements and recommend that the Board approve them, to examine the internal control and information protection systems, and all other matters relating to the Company's accounting and finances. To do so, the audit committee meets annually with the external auditors, with or without the Company's management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

ACCOUNTING POLICIES AND ESTIMATES

The Company's unaudited interim condensed consolidated financial statements for the three and six months ended July 31, 2021, were authorized for issuance on September 28, 2021 by the Board.

FINANCIAL RISK MANAGEMENT

The Board approves and monitors the risk management processes of the Company, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts, accounts receivable, and its notes receivable from acquisition targets. The Company's cash is deposited in bank accounts held with a major bank in Canada, a trust company in Canada, and three credit unions in Nevada, Washington and Colorado; and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company's notes receivables are placed with acquisition targets that are under definitive agreements, in which closing is based primarily on receipt of regulatory approval. If an unlikely event occurred which delayed regulatory approval for an extended period of time or permanently, the risk of default on these notes would be increased based on the liquidity of the acquisition targets.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

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The Company's consolidated financial statements for three and six months ended July 31, 2021, have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company reports an accumulated deficit of $68,590,344, and a working capital deficit of $1,290,702 as at July 31, 2021.

The Company has generated significant positive cash flow for the three and six months ended July 31, 2021, and the fiscal year ended January 31, 2021. The Statement of Cash Flows for the six months ended July 31, 2021, shows cash provided by operations of $4.5 million ($9.9 million-FYE2021).

The working capital deficit has fallen from $27.0 million at January 31, 2020, to $1,290,702 as at July 31, 2021. This strengthening of our financial position has resulted in the removal of going concern disclosure in Note 1 of the financial statements in the Audited Consolidated Financial Statements for the year ended January 31, 2021, and for the three and six months ended July 31, 2021.

Further, there remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

CAPITAL MANAGEMENT

The Company's objectives when managing its capital are to ensure there are enough capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital structure includes items classified in debt and shareholders' equity.

The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying asset.

The Company works with its capital advisors, Eight Capital Corp. based in Toronto, Canada, and CB1 Capital based in New York, to identify the best strategic options to execute our corporate growth plans, as well as increasing financial flexibility in managing our debt.

U.S. INDUSTRY BACKGROUND AND REGULATORY ENVIRONMENT

INDUSTRY BACKGROUND AND TRENDS

The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its production and sale. Today 60% of Americans live in a state where cannabis is legal in some form and almost a quarter of the population lives in states where it is fully legalized for adult use.

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found evidence that cannabis can treat pain and muscle spasms. The pain component is particularly important, because other studies have suggested that cannabis can replace patients' use of highly addictive, potentially deadly opiates - meaning cannabis legalization literally improves lives.

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Polls throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. It is estimated that 94% of U.S. voters support legalizing cannabis for medical use. In addition, 66% of the U.S. public supports legalizing cannabis for adult recreational use. These are large increases in public support over the past 40 years in favor of legalized cannabis use.

Notwithstanding that 36 states and the District of Columbia have now legalized adult-use and/or medical cannabis, cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the U.S. Federal Controlled Substances Act of 1970 ("CSA").

Currently the Company only operates in the states of Oregon and Nevada. The Company may expand internally within Nevada or into other states within the United States that have legalized cannabis use either medicinally or recreationally and expand internationally.

FEDERAL REGULATORY UPDATE

On September 26, 2021, the U.S. House of Representatives ("House") passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the "SAFE Banking Act"), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. On May 11, 2020, the House introduced the Health and Economic Recovery Omnibus Emergency Solutions Act (the "HEROES Act"), an economic stimulus package which included the language of the SAFE Banking Act. On September 28, 2020, the House introduced a revised version of the HEROES Act, including the text of the SAFE Banking Act for a second time. The revised bill was passed by the House on October 1, 2020 before going to the U.S. Senate ("Senate"). On December 21, 2020, Congress reached a deal for a different $900,000,000 stimulus package. On April 19, 2021 and on September 21, 2021, the House again passed the SAFE Banking Act. The most recent effort includes the SAFE Banking Act, via an amendment passed by a voice vote, as part of the fiscal year 2022 National Defense Authorization Act ("NDAA"). It is unclear how the SAFE Banking Act provisions will fare in the Senate chamber or whether the language will make it through conference, the process by which the House and Senate will negotiate the differences in the NDAA before final passage. While the final NDAA legislation may include the SAFE Banking Act, and Congress may consider legislation in the future that may address these same issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed.

For a complete summary of the Federal regulatory environment, please refer to the Company's MDA for the years ended January 31, 2021 and 2020, for detailed disclosure in this regard.

NEVADA REGULATORY UPDATE

For a summary of the Nevada regulatory environment, please refer to the Company's MDA for the years ended January 31, 2021, and 2020, for detailed disclosure in this regard.

OREGON REGULATORY UPDATE

For a summary of the Oregon regulatory environment, please refer to the Company's MDA for the years ended January 31, 2021, and 2020 for detailed disclosure in this regard.

RISK FACTORS

For a comprehensive list of the risk factors relating to the business and securities of the Company, please refer to the Company's MDA for the years ended January 31, 2021, and 2020 for detailed disclosure in this regard. The Company will face a few challenges and significant risks in the development of its business due to the nature of and present stage of its business. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of or materially adversely affect the securities of the Company. If any such risks occur, the Company's shareholders could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected. Some of the risk factors previously disclosed are interrelated and, consequently, readers should read such risk factors in connection with one another.

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The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are enough to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of a person's investment portfolio and should only be made by persons who can afford a total loss of their investment.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this MDA that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward- looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as the ongoing impact of the COVID-19 pandemic with reductions of operating (including marketing) and capital expenses and revenues, future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including the Company's positioning in the United States cannabis industry, including the continued performance of the Company's operations generally, and specifically its Nevada retail operations, including the continued profitability of the Company's Nevada operations, including the Company's ability to continue to service its debt through operating cash flows, including the Company's ability to pursue growth opportunities and generate future growth for the Company by scaling and replicating its profitable model in Nevada, including the Company's ability of to secure non-dilutive debt financing, including the continued performance of the Company's brands and the expectations as to the development and distribution of the Company's brands and products, including the continued demand for cannabis products, including the timing of the completion of any acquisitions or dispositions and expectations of whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

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Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; the Company's ability to conduct operations in a safe, efficient and effective manner; the ability of the Company to restructure and service its secured debt; the availability of the Company to secure a non-dilutive debt financing on terms acceptable to the Company; and the ability of the Company's operations to continue to perform and continue in the ordinary course in light of the ongoing COVID-19 pandemic. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward- looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate any proposed acquisitions or dispositions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the cannabis industry, risks associated to cannabis products manufactured for human consumption including potential product recalls, reliance on key inputs, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cybersecurity risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effecting service outside of Canada, limited research and data relating to cannabis, risks and uncertainties related to the impact of the COVID-19 pandemic and the impact it may continue to have on the global economy and the retail sector, particularly the cannabis retail sector in the states in which the Company operates, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements.

While the Company may elect to update such forward-looking information and statements at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

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